UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
(Name of Issuer)
Shares of Beneficial Interest, without par value (1)
(Title of Class of Securities)

336142 10 4
(CUSIP Number)

December 31, 2018 (2)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[       ] Rule 13d-1(b)

[   X ] Rule 13d-1(c)

[       ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	336142 10 4
1. NameS of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) David B. Hekemian
2. Check the Appropriate Box if a Member of a Group (See Instructions) [_] (a) [X] (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	145,208
	6. Shared Voting Power	213,662 (3)
	7. Sole Dispositive Power	145,208
	8. Shared Dispositive Power	213,662 (3)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		391,940 (3)(4)
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		[ ]
11. Percent of Class Represented by Amount in Row 9		5.8% (5)
12. Type of Reporting Person (See Instructions)		IN

Item 1.

(a)	Name of Issuer:

First Real Estate Investment Trust of New Jersey

(b)	Address of Issuer’s Principal Executive Offices:

505 Main Street, Hackensack, NJ 07602

Item 2.

(a)	Name of Person Filing:

David B. Hekemian

(b)	Address of Principal Business Office or, if none, Residence:

505 Main Street, Hackensack, NJ 07602

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Shares of Beneficial Interest, without par value

(e)	CUSIP Number:

336142 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 391,940 Shares (3)(4) .

(b)	Percent of class: 5.8% (5) .

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 145,208 .

(ii)	Shared power to vote or to direct the vote 213,662 (3) .

(iii)	Sole power to dispose or to direct the disposition of 145,208 .

(iv)	Shared power to dispose or to direct the disposition of 213,662 (3) .

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(J), or if he statement is filed pursuant to Rule 13d-1(b)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 13d-1(b)(1)(ii)(J):

Not applicable.

(c)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

Not applicable.

(1)	First Real Estate Investment Trust of New Jersey is an equity real estate investment trust. Beneficial interests in the Trust are designated as “Shares” without par value.
(2)	Except as may be otherwise specified herein, the information presented in this Schedule 13G is as of December 31, 2018.
(3)	Includes (i) an aggregate of 102,216 shares which are held by certain partnerships and limited liability companies in which Mr. Hekemian is a partner or member, with respect to which shares Mr. Hekemian disclaims beneficial ownership except to the extent of his pecuniary interest in the partnerships and limited liability companies, (ii) an aggregate of 88,940 shares held by the Robert and Mary Jane Hekemian Foundation, Inc. of which Mr. Hekemian is the Vice President/Treasurer, and (iii) an aggregate of 22,506 shares which are held in certain trusts for the benefit of Mr. Hekemian’s nephews and niece and of which Mr. Hekemian is a trustee.
(4)	Includes (i) 1,600 Shares held by Mr. Hekemian’s wife, with respect to which Mr. Hekemian disclaims beneficial ownership, (ii) 6,000 shares held in trust for the benefit of Mr. Hekemian’s children, which respect to which Mr. Hekemian disclaims beneficial ownership, and (iii) 25,470 shares held in a trust of which Mr. Hekemian is a beneficiary, with respect to which shares Mr. Hekemian disclaims beneficial ownership except to the extent of his pecuniary interest in the trust.
(5)	Based on 6,758,554 shares outstanding as of January 11, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2019
Date
/s/ David B. Hekemian
Signature
David B. Hekemian, Trustee
Name/Title